30DC, Inc.
                                                      80 Broad Street, 5th Floor
                                                              New York, NY 10004
                                                                  March 11, 2014

Mr. Larry Spirgel, Assistant Director
Mr. Robert S. Littlepage, Accountant Branch Chief
Mr. Robert Shapiro, Staff Accountant
US Securities & Exchange Commission
Division of Investment Management
Washington, D.C.  20549

RE: 30DC INC.
FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2013
FILED DECEMBER 23, 2013
FORM 10-Q FOR THE FISCAL QUARTER ENDED DECEMBER 31, 2013
FILED FEBRUARY 7, 2014
FILE NO. 000-30999

Dear Messrs. Spirgel,  Littlepage and Shapiro,

This letter is in response to your comment letter dated February 25, 2014 related to the above filings.

We are requesting an extension to respond to your comments until March 21, 2014. We are in the process of preparing an amended Form 10-K for the year ended June 30, 2013 and expect to have this completed by extension date we are requesting.

In connection with our responses to your comments above, we acknowledge the following:

     o 30DC, Inc. ("30DC") is responsible for the adequacy and accuracy of the disclosures in our filings,

     o Your comments or any changes we make in response to your comments do not foreclose the Commission from taking any action with respect to our filings, and

     o 30DC cannot assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Thank you for your time and your review of our Company filings. Should you require any further clarification or have comments on the enclosed, please don't hesitate to contact me at (917) 670-6678 or ted.greenberg@30dcinc.com.

Sincerely,

/s/ Theodore A. Greenberg

Theodore A. Greenberg
Chief Financial Officer